Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North East
Washington DC 20549
United States of America

17th March 2006





Dear Sirs

**Re: File Number 82-2971**
**New World Development Co Ltd**
**Rule 12g3-2 (b) exemption**

We refer to the above and enclose herewith Interim Results Announcement dated 16 March 2006 in connection with the Company in duplicate for your files.



Yours truly
For and on behalf of
New World Development Co Ltd

Aldous Chiu

Encl.
AC/kh



新世界發展有限公司
# New World Development Company Limited

(incorporated in Hong Kong with limited liability)
(Hong Kong Stock Code: 0017)



# Interim Results Announcement 2005/2006

## RESULTS

The directors of New World Development Company Limited ("the Company") announce that the unaudited results of the Group for the six months ended 31 December 2005 were as follows:

### CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

| | Note | 6 months ended 31 December 2005 HK$m | 2004 HK$m (Restated) |
|---|---|---|---|
| Turnover | 3 | 13,251.1 | 10,167.6 |
| Cost of sales | | (9,824.6) | (7,588.5) |
| Gross profit | | 3,426.5 | 2,579.1 |
| Other revenues | | 18.5 | 15.5 |
| Other income/(charge) | 4 | 12.6 | 291.7 |
| Selling and marketing expenses | | (234.6) | (248.4) |
| Administrative expenses | | (629.1) | (603.5) |
| Other operating expenses | | (1,031.8) | (980.4) |
| Operating profit before financing costs and income | 3 | 1,562.1 | 1,054.0 |
| Financing costs | | (558.0) | (245.1) |
| Financing income | | 250.9 | 157.1 |
| Operating profit | | 1,255.0 | 966.0 |
| Fair value changes on investment properties | | 911.7 | — |
| Share of results of | | | |
| Associated companies | | 351.6 | 166.9 |
| Jointly controlled entities | | 590.8 | 711.7 |
| Profit before taxation | | 3,109.1 | 1,844.6 |
| Taxation | 6 | (472.9) | (245.2) |
| Profit for the period | | 2,636.2 | 1,599.4 |
| Attributable to: | | | |
| Shareholders of the Company | | 2,092.6 | 1,042.9 |
| Minority interests | | 543.6 | 556.5 |
| | | 2,636.2 | 1,599.4 |
| Interim dividend | | 473.1 | 346.7 |
| Earnings per share | 7 | | |
| Basic and diluted | | HK$0.60 | HK$0.30 |
| Interim dividend per share | | HK$0.13 | HK$0.10 |

### CONDENSED CONSOLIDATED BALANCE SHEET

| | Note | As at 31 December 2005 HK$m | 30 June 2005 HK$m (Restated) |
|---|---|---|---|
| **ASSETS** | | | |
| **Non-current assets** | | | |
| Property, plant and equipment | | 8,476.4 | 8,021.3 |
| Investment properties | | 19,906.1 | 18,974.9 |
| Leasehold land and land use rights | | 2,523.7 | 2,529.8 |
| Intangible assets | | 130.6 | 110.2 |
| Interest in associated companies | | 6,284.9 | 6,349.4 |
| Interest in jointly controlled entities | | 24,269.5 | 22,479.9 |
| Available-for-sale financial assets | | 3,631.3 | - |
| Other investments | | - | 3,329.6 |
| Held to maturity investments | | 30.9 | - |
| Other non-current assets | | 1,513.7 | 1,092.4 |
| Properties held for development | | 8,464.1 | 9,425.8 |
| Deferred tax assets | | 259.4 | 286.5 |
| | | 75,490.6 | 72,599.8 |
| **Current assets** | | | |
| Stocks | | 297.2 | 294.3 |
| Current portion of other non-current assets | | 1,919.0 | 2,475.5 |
| Other loans receivable | | 261.2 | 551.7 |
| Debtors and prepayments | 8 | 9,932.8 | 8,271.8 |
| Properties under development | | 11,085.4 | 10,677.7 |
| Properties held for sale | | 1,990.8 | 3,379.3 |
| Amount due from customers for contract works | | 894.7 | 297.6 |
| Cash and bank balance | | | |
| Restricted | | 1,735.9 | 1,832.4 |
| Unrestricted | | 7,767.7 | 10,296.3 |
| | | 35,884.7 | 38,076.6 |
| **Total assets** | | 111,375.3 | 110,676.4 |

### CONDENSED CONSOLIDATED BALANCE SHEET

| | Note | As at 31 December 2005 HK$m | 30 June 2005 HK$m (Restated) |
|---|---|---|---|
| **EQUITY** | | | |
| **Capital and reserves attributable to the Shareholders of the Company** | | | |
| Share capital | | 3,491.6 | 3,491.6 |
| Other reserves | | 25,969.8 | 37,776.7 |
| Retained earnings | | | |
| Proposed final dividend | | - | 698.3 |
| Interim dividend | | 473.1 | - |
| Others | | 22,902.3 | 9,349.8 |
| | | 52,836.8 | 51,316.4 |
| **Minority interests** | | 15,156.0 | 14,659.9 |
| **Total equity** | | 67,992.8 | 65,976.3 |
| **LIABILITIES** | | | |
| **Non-current liabilities** | | | |
| Long term borrowings | 9 | 17,233.0 | 13,315.5 |
| Deferred tax liabilities | | 3,637.2 | 3,560.5 |
| Other non-current liabilities | | 497.9 | 495.4 |
| | | 21,368.1 | 17,371.4 |
| **Current liabilities** | | | |
| Creditors and accrued charges | 8 | 10,728.8 | 11,358.0 |
| Deposit on sale of properties | | 753.3 | 226.6 |
| Current income tax liabilities | | 903.3 | 862.2 |
| Amounts due to customers for contract works | | 952.5 | 337.4 |
| Bank loans and overdrafts | | | |
| Secured | | 655.8 | 906.7 |
| Unsecured | | 725.4 | 1,462.4 |
| Other unsecured loans | | 49.3 | 48.5 |
| Loans from minority shareholders | | 408.4 | 408.4 |
| Current portion of long-term borrowings | | 6,133.0 | 11,718.5 |
| Derivative financial instruments | | 6.3 | - |
| Dividend payable | | 698.3 | - |
| | | 22,014.4 | 27,328.7 |
| **Total liabilities** | | 43,382.5 | 44,700.1 |
| **Total equity and liabilities** | | 111,375.3 | 110,676.4 |
| **Net current assets** | | 13,870.3 | 10,747.9 |
| **Total assets less current liabilities** | | 89,360.9 | 83,347.7 |

*Notes:*

1. The interim accounts have not been audited but have been reviewed by the Audit Committee of the Company.

2. **Basis of preparation and accounting policies**

The unaudited condensed consolidated interim financial statements have been prepared in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). The unaudited condensed interim financial statements should be read in conjunction with the 2005 annual financial statements.

The accounting policies and methods of computation used in the preparation of the interim financial statements are consistent with those used in 2005 annual financial statements except that the Group has changed certain of its accounting policies following its adoption of new and revised Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and interpretations (collectively "HKFRS").

*Change in accounting policies*

In the year ended 30 June 2005, the Group early adopted HKFRS 3 "Business combinations", Hong Kong Accounting Standard ("HKAS") 36 "Impairment of assets" and HKAS 38 "Intangible assets". With effect from 1 July 2005, the Group adopted all the remaining new and revised HKFRS that are currently in issue and effective for the accounting periods commencing on or after 1 January 2005 and also early adopted the amendment to HKAS 21 "The effects of changes in foreign exchange rates – Net investment in a foreign operation" which is effective for the accounting periods commencing on or after 1 January 2006.

The following is a summary of the material changes in the principal accounting policies or presentation of accounts as a result of the adoption of those new or revised HKFRS.

(a) HKAS 1 Presentation of financial statements

The adoption of HKAS 1 has affected the presentation of minority interests, share of net after-tax results of jointly controlled entities and associated companies and other disclosures.

(b) HKAS 17 Leases

The adoption of HKAS 17 has resulted in change in accounting policy relating to the reclassification of leasehold land and land use rights from property, plant and equipment to operating leases. The upfront prepayments made for the leasehold land and land use rights are expensed in the profit and loss account on a straight-line basis over the period of the lease or when there is impairment, the impairment is expensed in the profit and loss account.

In respect of property held for/under development, the amortisation of leasehold land and land use rights is included as part of the costs of the property under development in the course of property development. In all other cases, the amortisation charge is recognised in the profit and loss account.

In previous years, leasehold land and land use rights were accounted for at cost or fair value less accumulated depreciation and impairment. This change in accounting policy has been applied retrospectively.



新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

# Interim Results Announcement 2005/2006

2. **Basis of preparation and accounting policies** (Cont'd)

(c) HKAS 32 Financial instruments: Disclosures and presentation
HKAS 39 Financial instruments: Recognition and measurement

The adoption of HKAS 32 and 39 has resulted in a change in the accounting policy relating to the classification of financial assets at fair value through profit and loss and available-for-sale financial assets. It has also resulted in the recognition of derivative financial instruments at fair value and the change in the recognition and measurement of hedging activities. HKAS 39 does not permit to recognise, derecognise and measure financial assets and liabilities in accordance with this standard on a retrospective basis.

The Group is required to split the carrying value of its convertible bond into equity and liability components in accordance with HKAS 32. The liability component is initially recognised at its fair value which is determined by using a market interest rate for an equivalent non-convertible bond and subsequently carried at amortised cost until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option which is recognised and included in shareholders' equity as reserve net of income tax effects. The notional interest expense calculated is charged to the profit and loss account. This change in accounting policy has been applied retrospectively.

(d) HKAS 40 Investment properties

The adoption of revised HKAS 40 has resulted in a change in accounting policy of which the changes in fair value of investment properties are recognised in the profit and loss account.

In previous years, increases in valuation of investment properties were credited to the properties revaluation reserve; decreases were first set off against earlier revaluation surpluses on a portfolio basis and thereafter charged to the profit and loss account.

The Group has applied the relevant transitional provisions under HKAS 40 and elected to apply HKAS 40 from 1 July 2005 onwards. As a result, properties revaluation reserve as at 1 July 2005 has been transferred to the retained profits. Comparative information has not been restated.

In addition, HKAS 40 has removed the 15% benchmark for determining the significance of the portion of property held for own use. Accordingly, the property held for own use, previously recognised as investment properties, has been classified as property, plant and equipment under HKAS 16 "Property, plant and equipment". This change in accounting policy has been applied retrospectively.

(e) HK – Int 2 The appropriate accounting policies for hotel properties

Hong Kong Interpretation 2 requires owner-operated hotel properties to be classified as property, plant and equipment in accordance with HKAS 16. The Group has adopted the cost model and the change in accounting policy has been applied retrospectively.

In previous years, hotel properties were stated at their open market value based on an annual professional valuation at the balance sheet date. No depreciation was provided on hotel properties held on leases of more than 20 years. Increases in valuation of hotel properties were credited to properties revaluation reserve; decreases were first set off against earlier revaluation surpluses and thereafter charged to the profit and loss account.

(f) HK (SIC) – Int 21 Income taxes – Recovery of revalued non-depreciated assets

The adoption of Hong Kong (SIC) Interpretation 21 has resulted in a change in accounting policy relating to the measurement of deferred tax liabilities arising from the revaluation of investment properties. Such deferred tax liabilities are measured on the basis of tax consequences that would follow from the recovery of the carrying amount of that asset through use. In prior years, the carrying amount of that asset was expected to be recovered through sale.

(g) HKFRS 2 Share-based payments

The adoption of HKFRS 2 has resulted in a change in the accounting policy for share-based payments. Until 30 June 2005, the provision of share options to employees did not result in an expense in the profit and loss account. Effective on 1 July 2005, the Group expenses the cost of share options in the profit and loss account. As a transitional provision, the cost of share options which were granted after 7 November 2002 and had not yet vested on 1 July 2005 was expensed retrospectively in the profit and loss account of the respective periods.

Effect on opening balance of equity at 1 July 2005 and 2004

| | Attributable to the shareholders of the Company | | | | |
|---|---|---|---|---|---|
| | Other reserves HK$m | Retained profits HK$m | Total HK$m | Minority interests HK$m | Total equity HK$m |
| **At 1 July 2005** | | | | | |
| HKAS 17 | - | (1,133.3) | (1,133.3) | (9.9) | (1,143.2) |
| HKAS 32 | 65.1 | (10.7) | 54.4 | 46.7 | 101.1 |
| HKAS 39 | | (111.4) | (111.4) | 11.4 | (100.0) |
| HKAS 40 | (13,013.3) | 11,478.4 | (1,534.9) | (21.1) | (1,556.0) |
| HK-Int 2 | (3,869.9) | (1,309.3) | (5,179.2) | (2,180.9) | (7,360.1) |
| HKFRS 2 | 14.2 | (14.2) | - | - | - |
| HK (SIC) - Int 21 | (2,548.5) | - | (2,548.5) | (95.4) | (2,643.9) |
| **Increase/(decrease) in total equity** | (19,352.4) | 8,899.5 | (10,452.9) | (2,249.2) | (12,702.1) |
| **At 1 July 2004** | | | | | |
| HKAS 17 | - | (1,096.9) | (1,096.9) | (12.3) | (1,109.2) |
| HKAS 32 | 65.1 | (1.6) | 63.5 | 54.7 | 118.2 |
| HKAS 40 | (1,272.2) | (243.4) | (1,515.6) | (6.2) | (1,521.8) |
| HK-Int 2 | (3,092.5) | (1,326.2) | (4,418.7) | (1,843.2) | (6,261.9) |
| HKFRS 2 | 6.4 | (6.4) | - | - | - |
| HK (SIC) - Int 21 | (1,917.4) | - | (1,917.4) | (83.3) | (2,000.7) |
| **Increase/(decrease) in total equity** | (6,210.6) | (2,674.5) | (8,885.1) | (1,890.3) | (10,775.4) |

Effect of changes on adoption of the HKFRSs on the condensed consolidated profit and loss account for the six months ended 31 December 2005

| | HKAS 1 HK$m | HKAS 17 HK$m | HKAS 40 and HK (SIC)-Int 21 HK$m | HK-Int 2 HK$m | HKAS 32 HK$m | HKFRS 2 HK$m | Total HK$m |
|---|---|---|---|---|---|---|---|
| Turnover | - | - | - | - | - | - | - |
| Cost of sales | - | 2.7 | - | - | - | - | 2.7 |
| Gross profit | - | 2.7 | - | - | - | - | 2.7 |
| Other revenues | - | - | - | - | - | - | - |
| Other income/(charge) | - | - | - | - | - | - | - |
| Selling and marketing expenses | - | - | - | - | - | - | - |
| Administrative expenses | - | - | - | - | - | (3.1) | (3.1) |
| Other operating expenses | - | (37.5) | (16.4) | (60.8) | 49.8 | - | (64.9) |
| Operating profit before financing costs and income | - | (34.8) | (16.4) | (60.8) | 49.8 | (3.1) | (65.3) |
| Financing costs | - | - | - | - | (13.0) | - | (13.0) |
| Financing income | - | - | - | - | 13.1 | - | 13.1 |
| Operating profit | - | (34.8) | (16.4) | (60.8) | 49.9 | (3.1) | (65.2) |
| Fair value changes on investment properties | - | - | 911.7 | - | - | - | 911.7 |
| Share of results of | | | | | | | |
| Associated companies | (97.7) | (1.3) | 36.5 | (2.5) | - | - | (65.0) |
| Jointly controlled entities | (90.1) | 0.5 | 63.5 | (8.5) | 0.2 | - | (34.4) |
| Profit before taxation | (187.8) | (35.6) | 995.3 | (71.8) | 50.1 | (3.1) | 747.1 |
| Taxation | 187.8 | - | (177.7) | - | 2.4 | - | 12.5 |
| Profit for the period | - | (35.6) | 817.6 | (71.8) | 52.5 | (3.1) | 759.6 |
| Attributable to: | | | | | | | |
| Shareholders of the Company | - | (35.8) | 774.8 | (45.4) | 50.7 | (1.9) | 742.4 |
| Minority interests | - | 0.2 | 42.8 | (26.4) | 1.8 | (1.2) | 17.2 |
| | - | (35.6) | 817.6 | (71.8) | 52.5 | (3.1) | 759.6 |
| Earnings per share - Basic and diluted (HK$) | - | 0.01 | 0.22 | (0.01) | (0.01) | - | 0.21 |

Effect of changes on adoption of the HKFRSs on the condensed consolidated profit and loss account for the six months ended 31 December 2004

| | HKAS 1 HK$m | HKAS 17 HK$m | HKAS 40 HK$m | HK-Int 2 HK$m | HKAS 32 HK$m | HKFRS 2 HK$m | Total HK$m |
|---|---|---|---|---|---|---|---|
| Turnover | - | - | - | - | - | - | - |
| Cost of sales | - | 5.4 | - | (0.3) | - | - | 5.1 |
| Gross profit | - | 5.4 | - | (0.3) | - | - | 5.1 |
| Other revenues | - | - | - | - | - | - | - |
| Other income/(charge) | - | - | - | - | - | - | - |
| Selling and marketing expenses | - | - | - | - | - | - | - |
| Administrative expenses | - | - | - | - | - | (6.7) | (6.7) |
| Other operating expenses | - | (35.5) | (19.0) | (32.2) | 2.3 | - | (84.4) |
| Operating profit before financing costs and income | - | (30.1) | (19.0) | (32.5) | 2.3 | (6.7) | (86.0) |
| Financing costs | - | (0.3) | - | - | (13.1) | - | (13.4) |
| Financing income | - | - | - | - | - | - | - |
| Operating profit | - | (30.4) | (19.0) | (32.5) | (10.8) | (6.7) | (99.4) |
| Share of results of | | | | | | | |
| Associated companies | (79.2) | (1.4) | - | (2.5) | - | - | (83.1) |
| Jointly controlled entities | (125.5) | 0.4 | (0.2) | (8.5) | - | - | (133.8) |
| Profit before taxation | (204.7) | (31.4) | (19.2) | (43.5) | (10.8) | (6.7) | (316.3) |
| Taxation | 204.7 | - | - | 0.8 | 2.3 | - | 207.8 |
| Profit for the period | - | (31.4) | (19.2) | (42.7) | (8.5) | (6.7) | (108.5) |
| Attributable to: | | | | | | | |
| Shareholders of the Company | - | (32.9) | (18.9) | (25.9) | (4.6) | (3.7) | (86.0) |
| Minority interests | - | 1.5 | (0.3) | (16.8) | (3.9) | (3.0) | (22.5) |
| | - | (31.4) | (19.2) | (42.7) | (8.5) | (6.7) | (108.5) |
| Earnings per share – Basic and diluted (HK$) | - | (0.01) | (0.01) | (0.01) | - | - | (0.03) |

3. **Segment information**

The Group's turnover and contribution from operations are analysed as follows:

*a Business segments*

| | Property investment and development HK$m | Service HK$m | Infra-structure HK$m | Telecom-munications HK$m | Depart-ment stores (Note) HK$m | Others HK$m | Elimin-ations HK$m | Con-solidated HK$m |
|---|---|---|---|---|---|---|---|---|
| **Six months ended 31 December 2005** | | | | | | | | |
| External sales | 4,673.8 | 5,062.5 | 132.7 | 1,452.5 | 671.4 | 1,258.2 | - | 13,251.1 |
| Inter-segment sales | 53.6 | 570.9 | - | 35.8 | - | - | (660.3) | - |
| Total turnover | 4,727.4 | 5,633.4 | 132.7 | 1,488.3 | 671.4 | 1,258.2 | (660.3) | 13,251.1 |
| Segment results | 1,210.8 | 215.5 | 37.3 | (12.1) | 64.3 | 261.0 | | 1,776.8 |
| Other income/(charge) | | | | | | | | 12.6 |
| Unallocated corporate expenses | | | | | | | | (227.3) |
| Operating profit before financing costs and income | | | | | | | | 1,562.1 |
| Financing costs | | | | | | | | (558.0) |
| Financing income | | | | | | | | 250.9 |
| Operating profit | | | | | | | | 1,255.0 |
| Fair value changes on investment properties | | | | | | | | 911.7 |
| Share of results of | | | | | | | | |
| Associated companies | 61.2 | 55.5 | 241.7 | - | - | (6.8) | | 351.6 |
| Jointly controlled entities | 132.1 | 42.9 | 390.3 | - | - | 25.5 | | 590.8 |
| Profit before taxation | | | | | | | | 3,109.1 |
| Taxation | | | | | | | | (472.9) |
| Profit for the period | | | | | | | | 2,636.2 |
| **Six months ended 31 December 2004 (restated)** | | | | | | | | |
| External sales | 2,310.2 | 4,617.9 | 113.9 | 1,324.1 | 567.7 | 1,233.8 | — | 10,167.6 |
| Inter-segment sales | 57.3 | 414.7 | — | 40.7 | — | — | (512.7) | — |
| Total turnover | 2,367.5 | 5,032.6 | 113.9 | 1,364.8 | 567.7 | 1,233.8 | (512.7) | 10,167.6 |
| Segment results | 640.7 | 46.0 | 22.3 | 82.2 | 39.4 | 160.8 | | 991.4 |
| Other income/(charge) | | | | | | | | 291.7 |
| Unallocated corporate expenses | | | | | | | | (229.1) |
| Operating profit before financing costs and income | | | | | | | | 1,054.0 |
| Financing costs | | | | | | | | (245.1) |
| Financing income | | | | | | | | 157.1 |
| Operating profit | | | | | | | | 966.0 |
| Share of results of | | | | | | | | |
| Associated companies | (10.1) | 33.8 | 144.3 | - | - | (1.1) | | 166.9 |
| Jointly controlled entities | 171.5 | 42.8 | 506.9 | - | - | (9.5) | | 711.7 |
| Profit before taxation | | | | | | | | 1,844.6 |
| Taxation | | | | | | | | (245.2) |
| Profit for the period | | | | | | | | 1,599.4 |

*Note*

| | 6 months ended 31 December | |
|---|---|---|
| | 2005 HK$m | 2004 HK$m |
| The table below is a summery of the gross sales proceeds of department stores: | | |
| Direct sales | 671.4 | 567.7 |
| Concessionaire sales | 1,700.1 | 1,352.1 |
| Total sales proceeds | 2,371.5 | 1,919.8 |

Other segment items included in the consolidated profit and loss account

| | Property investment and development HK$m | Service HK$m | Infra-structure HK$m | Telecom-munications HK$m | Depart-ment stores HK$m | Others HK$m | Con-solidated HK$m |
|---|---|---|---|---|---|---|---|
| **Six months ended 31 December 2005** | | | | | | | |
| Depreciation and amortisation | 57.3 | 56.3 | 37.2 | 203.7 | 37.8 | 66.7 | 459.0 |
| **Six months ended 31 December 2004** | | | | | | | |
| Depreciation and amortisation | 86.2 | 74.3 | 36.5 | 163.7 | 39.2 | 15.6 | 415.5 |
| The segment capital expenditure for the six months ended 31 December 2005 and 2004 are as follows: | | | | | | | |
| Six months ended 31 December 2005 | 132.9 | 43.8 | 0.4 | 147.7 | 251.9 | 66.2 | 642.9 |
| Six months ended 31 December 2004 | 47.6 | 40.8 | 0.0 | 216.4 | 73.6 | 25.2 | 403.6 |

新世界發展有限公司

**New World Development Company Limited**

(incorporated in Hong Kong with limited liability)

# Interim Results Announcement 2005/2006

**3. Segment information (Cont'd)**

The segment assets and liabilities are as follows:

| | Property investment and development HK$m | Service HK$m | Infra-structure HK$m | Telecom-munications HK$m | Depart-ment stores HK$m | Others HK$m | Con-solidated HK$m |
|---|---|---|---|---|---|---|---|
| **At 31 December 2005** | | | | | | | |
| Segment assets | 50,477.9 | 7,796.5 | 2,310.5 | 2,290.2 | 1,723.6 | 6,459.2 | 71,057.9 |
| Associated companies | 3,552.2 | 1,355.2 | 1,083.3 | - | - | 294.2 | 6,284.9 |
| Jointly controlled entities | 13,912.8 | 3,300.8 | 5,219.8 | - | - | 1,836.1 | 24,269.5 |
| Deferred tax assets | | | | | | | 259.4 |
| Cash and bank balances | | | | | | | 9,503.6 |
| Total assets | | | | | | | 111,375.3 |
| Segment liabilities | 3,872.3 | 5,582.6 | 225.8 | 642.1 | 1,399.1 | 1,210.6 | 12,932.5 |
| Gross borrowings | | | | | | | 25,211.2 |
| Current and deferred tax liabilities | | | | | | | 5,238.8 |
| Total liabilities | | | | | | | 43,382.5 |
| **At 30 June 2005 (Restated)** | | | | | | | |
| Segment assets | 50,182.4 | 6,211.6 | 2,599.1 | 2,554.1 | 795.6 | 7,089.1 | 69,431.9 |
| Associated companies | 3,729.0 | 1,355.0 | 1,142.5 | — | — | 122.9 | 6,349.4 |
| Jointly controlled entities | 12,152.1 | 3,309.4 | 5,260.6 | — | — | 1,757.8 | 22,479.9 |
| Deferred tax assets | | | | | | | 286.5 |
| Cash and bank balances | | | | | | | 12,128.7 |
| | | | | | | | 110,676.4 |
| Segment liabilities | 4,668.2 | 4,087.8 | 397.0 | 913.9 | 846.6 | 1,503.9 | 12,417.4 |
| Gross borrowings | | | | | | | 27,860.0 |
| Current and deferred tax liabilities | | | | | | | 4,422.7 |
| Total liabilities | | | | | | | 44,700.1 |

b *Geographical segments*

| | Turnover | Capital expenditure | Segment assets |
|---|---|---|---|
| | Six months ended 31 December 2005 | | As at 31 December 2005 |
| | HK$m | HK$m | HK$m |
| Hong Kong and Southeast Asia | 10,706.1 | 220.7 | 51,517.6 |
| Mainland China | 2,545.0 | 422.2 | 19,540.3 |
| North America | - | - | - |
| | 13,251.1 | 642.9 | 71,057.9 |
| | Six months ended 31 December 2004 (Restated) | | As at 30 June 2005 (Restated) |
| Hong Kong and Southeast Asia | 7,628.8 | 265.8 | 48,665.3 |
| Mainland China | 2,538.8 | 137.8 | 20,719.7 |
| North America | - | - | 46.9 |
| | 10,167.6 | 403.6 | 69,431.9 |

**4. Other income/(charge)**

| | Six months ended 31 December 2005 HK$m | 2004 HK$m |
|---|---|---|
| Impairment loss on goodwill of subsidiaries | (13.4) | — |
| Dilution loss on disposal of interests in subsidiaries | (119.6) | (76.5) |
| Deficit on liquidation of subsidiaries | — | (4.0) |
| Impairment loss on: | | |
| Property, plant and equipment | — | (8.8) |
| Intangible assets | — | (59.0) |
| Loss on disposal of associated companies | — | (2.1) |
| Profit on disposal of: | | |
| Associated companies | 2.5 | — |
| Property, plant and equipment | 22.7 | — |
| Jointly controlled entities | — | 6.4 |
| Available-for-sale financial assets | 5.2 | — |
| Other investments | — | 361.3 |
| Subsidiaries | 65.7 | — |
| Provision for: | | |
| Amount due from joint venture | (17.3) | — |
| Amount due from associated companies | — | (33.9) |
| Amount due from jointly controlled entities | (19.6) | (6.7) |
| Doubtful debts | — | (55.8) |
| Deposits for proposed investments | — | (35.6) |
| Other investments | — | (5.9) |
| Provision for investment in jointly controlled entities | — | (2.0) |
| Write down of stocks to net realisable value | — | (10.3) |
| Write back provision for diminution in value of: | | |
| Jointly controlled entities | 15.9 | 38.0 |
| Properties held for sale | — | 176.3 |
| Write back provision for: | | |
| Advance to joint venture | 7.7 | 10.3 |
| Advance to a investee company | 60.5 | — |
| Advances to associated companies | 0.9 | — |
| Doubtful debts | 0.3 | — |
| Stocks | 1.1 | — |
| | 12.6 | 291.7 |

**5. Operating profit**

Operating profit of the Group is arrived at after charging the following:

| | Six months ended 31 December 2005 HK$m | 2004 HK$m (Restated) |
|---|---|---|
| Cost of inventories sold | 1,475.4 | 2,080.5 |
| Depreciation and amortisation | 459.0 | 415.5 |

**6. Taxation**

| | Six months ended 31 December 2005 HK$m | 2004 HK$m (Restated) |
|---|---|---|
| Hong Kong profits tax | 290.9 | 179.8 |
| Overseas taxation | 12.7 | 37.9 |
| Overprovision in prior periods | 2.7 | 9.8 |
| Deferred taxation relating to changes in fair value of investment properties | 162.0 | — |
| Deferred taxation relating to the origination and reversal of temporary differences | 4.6 | 17.7 |
| | 472.9 | 245.2 |

Hong Kong profits tax is provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits for the period. Tax on overseas profits is provided on the estimated profits for the period at the rate of taxation prevailing in the countries in which the Group operates.

Share of taxation of associated companies and jointly controlled entities for the six months ended 31 December 2005 of HK$97.6 million and HK$90.2 million (2004: HK$79.2 million and 125.5 million) are included in the profit and loss account as share of results of associated companies and jointly controlled entities respectively.

**7. Earnings per share**

The calculation of basic earnings per share is based on the profit attributable to shareholders of HK$2,092.6 million (2004: restated HK$1,042.9 million) and 3,491.6 million shares (2004: weighted average number of 3,457.4 million shares) in issue during the period.

As there is no diluted earnings per share of the Company in issue during the six months ended 31 December 2004 and 2005, the basic earnings per share is equal to the diluted earnings per share for the relevant periods.

**8. Debtors and prepayments, and creditors and accruals**

A defined credit policy is maintained within the Group. The age analysis of trade debtors and trade creditors was as follows:

| | Trade debtors as at 31 December 2005 HK$m | Trade debtors as at 30 June 2005 HK$m | Trade creditors as at 31 December 2005 HK$m | Trade creditors as at 30 June 2005 HK$m |
|---|---|---|---|---|
| Current to 30 days | 5,070.6 | 3,783.2 | 5,046.2 | 3,921.7 |
| 31-60 days | 329.3 | 240.8 | 466.3 | 320.8 |
| over 60 days | 847.6 | 1,275.6 | 1,354.0 | 1,304.6 |
| Total | 6,247.5 | 5,299.6 | 6,866.5 | 5,547.1 |

**9. Borrowings**

| | As at 31 December 2005 HK$m | 30 June 2005 HK$m (Restated) |
|---|---|---|
| **Non-current** | | |
| Secured bank loans | 8,744.9 | 6,909.0 |
| Unsecured bank loans | 5,769.2 | 3,791.3 |
| Loans from minority shareholders | 1,493.9 | 1,400.9 |
| Obligation under finance leases wholly payable within 5 years | 1.0 | 3.8 |
| Convertible bonds | 1,224.0 | 1,210.5 |
| | 17,233.0 | 13,315.5 |
| **Current** | | |
| Current portion of bank loans | 6,133.0 | 11,718.5 |
| Secured bank loans | 655.8 | 906.7 |
| Unsecured bank loans | 725.4 | 1,462.4 |
| Loans from minority shareholders | 408.4 | 408.4 |
| Other unsecured loans | 49.3 | 48.5 |
| | 7,971.9 | 14,544.5 |
| **Total borrowings** | 25,204.9 | 27,860.0 |

| | Secured bank loan HK$m | Unsecured bank loan HK$m | Obligations under finance leases HK$m | Total HK$m |
|---|---|---|---|---|
| The maturity of borrowings at 31 December 2005 is as follows: | | | | |
| Within 1 year | 1,653.3 | 4,472.4 | 7.3 | 6,133.0 |
| In the second year | 2,286.7 | 4,419.5 | 0.9 | 6,707.1 |
| In the third to fifth year | 3,919.1 | 1,349.8 | 0.1 | 5,269.0 |
| After the fifth year | 2,539.0 | - | - | 2,539.0 |
| | 10,398.1 | 10,241.7 | 8.3 | 20,648.1 |
| The maturity of borrowings at 30 June 2005 is as follows: | | | | |
| Within 1 year | 3,580.7 | 8,103.1 | 34.7 | 11,718.5 |
| Of more than 1 year, but not exceeding 2 years | 2,337.9 | 1,955.7 | 3.8 | 4,297.4 |
| Of more than 2 year, but not exceeding 5 years | 4,408.9 | 1,807.5 | - | 6,216.4 |
| Of more than 5 years | 162.2 | 28.1 | - | 190.3 |
| | 10,489.7 | 11,894.4 | 38.5 | 22,422.6 |

**10. Pending litigation**

(a) In May 2004, New World TMT Limited ("NWTMT") a 54.44% subsidiary, filed complaints to the Superior Court of the States of California for the County of Santa Clara in the United States of Amercia ("US") ("NWTMT Complaint") against the PrediWave Companies and Mr Tony Qu, the president and founder of the PrediWave Companies. Under the NWTMT Complaint, NWTMT alleged that, in reliance of the representations given by Mr Tony Qu and PrediWave, NWTMT entered into various agreements with the PrediWave Companies under which the Group invested in the PrediWave Companies and placed various purchase orders for goods and services relating to the technology (the "Technology") of video-on-demand and other digital broadcasting and related technology and added value services. The Group had paid approximately HK$5 billion to the PrediWave Companies for investments in and loans to the PrediWave Companies, and purchases of goods and services from PrediWave.

NWTMT complained of various breaches in relation to goods and services relating to the Technology, by Mr Tony Qu and the PrediWave Companies relating to the parties' agreements. Accordingly, NWTMT claimed damages for an amount to be determined at trial together with interests, recission of all agreements, restitution of all monies obtained from the Group, punitive and exemplary damages, costs of legal proceedings and other declaratory relief and equitable relief. The total monetary amount sought by NWTMT in the lawsuit exceeds US$700 million (approximately HK$5,460 million).

The directors of NWTMT have been advised by their external legal counsel that the NWTMT Complaint will not be concluded in a short period of time and the outcome of the Complaint is uncertain.

As the directors of NWTMT consider that they cannot effectively monitor the utilisation of funds by the PrediWave Companies, they expect the utilisation of funds for legal costs and other causes beyond their control will be significant throughout the period when the NWTMT Complaint is concluded. In addition, in the absence of the availability of meaningful and updated financial information on the PrediWave Companies and given the uncertainty of the timing and the outcome of the litigation which would have a consequential effect on the amount of assets recoverable, the Directors of the Company have concluded that a full provision of HK$3,082.0 million made in the accounts for year ended 30 June 2004 against the Group's investments in PrediWave Companies, loans to the Prediwave Companies and deposits paid to PrediWave remains most appropriate for the purpose of the interim financial statements for the six months ended 31 December 2005. A preliminary trial date of the NWTMT Complaint has been fixed at 16 June 2006.

(b) In May 2004, PrediWave filed complaints to the Superior Court of the State of California for the County of Los Angeles in the US against NWTMT (collectively the "PrediWave Complaint"). In January 2005, PrediWave dropped the Prediwave Complaint and filed a counter claim against NWTMT to the Superior Court of the State of California for the County of Santa Clara (the" PrediWave Cross-Complaint "). Under the PrediWave Cross-Complaint, PrediWave alleged that NWTMT had failed to make full payments under four purchase orders and one agreement for goods and services delivered or licenses granted by PrediWave to the Group relating to the Technology totalling approximately US$72.0 million (approximately HK$564.0 million). As a result, PrediWave claimed damages against NWTMT in an amount to be proved at trial, together with interest and costs of legal proceedings, restitution of the reasonable value of goods delivered to NWTMT and a declaration that PrediWave should be entitled to retain the deposits made by NWTMT under the various purchase orders and agreements.

The Directors are of the view that the Group has proper and valid defences to the PrediWave Cross-Complaint, and accordingly, no provision for commitment and/or loss has been accounted for in the interim financial statements.


新世界發展有限公司
New World Development Company Limited

(incorporated in Hong Kong with limited liability)

# Interim Results Announcement 2005/2006

**11. Post balance sheet date events**

(a) On 1 November 2005, the Company requested the board of directors of NWTMT to put forward a proposal to the shareholders of NWTMT other than the New World Development Group ("the Scheme Shareholders") regarding a proposed privatisation of NWTMT by way of a scheme of arrangement ("the Scheme") under Section 86 of the Companies Law of the Cayman Islands. The shares in the share capital of NWTMT held by the Scheme Shareholders would all be cancelled in exchange for HK$0.75 in cash for each share.

The Scheme was approved by the Scheme Shareholders at the Court Meeting and an Extraordinary General Meeting. The Scheme became effective on 21 February 2006 and the amount of approximately HK$326.7 million was paid to the Scheme Shareholders on 2 March 2006. Accordingly, NWTMT became a wholly owned subsidiary of the Company.

(b) On 8 December 2005, New World Mobile Holdings Limited ("NWM") entered into a Merger Agreement with Telstra CSL Limited ("Telstra CSL") and Telstra Holdings (Bermuda) No. 2 Limited, pursuant to which Telstra CSL has agreed to issue and allot and NWM has agreed to procure Upper Start Holdings Limited, a wholly owned subsidiary of NWM, to subscribe for new shares in Telstra CSL, which will represent 23.6% of the enlarged share capital of Telstra CSL upon completion, in exchange for the transfer of all of NWM's interest in New World PCS Limited, a wholly owned subsidiary of NWM, to Telstra CSL and a cash payment of HK$244.024 million by NWM to Telstra CSL. The completion of the Merger Agreement is subject to, amongst others, the approval by the shareholders of NWM at the extraordinary general meeting which will be held on 24 March 2006.

(c) On 10 December 2005, the Company entered into a placing agreement with the placing agent to place of not more than 280,000,000 new shares of the Company to independent third parties at a price of HK$11.50 per share. The placing agent had placed 107,000,000 shares and the net proceeds from the placing was approximately HK$1,214.0 million. The placing was completed on 16 January 2006.

**12. Comparative figures**

Certain comparative figures have been reclassified to conform with the current period's presentation.

## INTERIM DIVIDEND

The directors have declared an interim dividend for the financial year ending 30 June 2006 in scrip form equivalent to HK$0.13 per share with a cash option to shareholders registered on 11 April 2006.

Subject to the Listing Committee of The Stock Exchange of Hong Kong Limited ("the Stock Exchange") granting listing of and permission to deal in the new shares, each shareholder will be allotted fully paid shares having an aggregate market value equal to the total amount which such shareholders could elect to receive in cash and that they be given the option to elect to receive payment in cash of HK$0.13 per share instead of the allotment of shares. Full details of the interim scrip dividend will be set out in a letter to be sent to shareholders together with a form of election for cash on or about 12 May 2006.

## BOOK CLOSE DATE

| | | |
|---|---|---|
| Book close dates (both days inclusive) | : | 3 April 2006 to 11 April 2006 |
| Latest time to lodge transfer with | : | 4:00 p.m. on 31 March 2006 |
| Share Registrar | : | Tengis Limited |
| Address of Share Registrar | : | 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong. |

## PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

The Company has not redeemed any of its listed securities during the six months ended 31 December 2005. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's listed securities during the six months ended 31 December 2005.

# BUSINESS REVIEW

## SEGMENT ANALYSIS (INCLUDING ASSOCIATED COMPANIES AND JOINTLY CONTROLLED ENTITIES)

| | Six Months Ended 31 December | |
|---|---|---|
| | 2005 HK$m | 2004 HK$m (Restated) |
| Segment contribution | | |
| Property investment and development | 1,404.1 | 802.1 |
| Service | 313.9 | 122.6 |
| Infrastructure | 669.3 | 673.5 |
| Telecommunications | (12.1) | 82.2 |
| Department stores | 64.3 | 39.4 |
| Others | 279.7 | 150.2 |
| Segment results | 2,719.2 | 1,870.0 |

### Hong Kong Property Development

During the period under review, the Group's share of property sales booked amounted to approximately $4 billion, up 233% year-on-year. The property sales booked were mainly from The Merton (泓都) and South Hillcrest (倚嶺南庭). The Grandiose (君傲灣), which was launched in 2005, is expected to obtain the certificate of compliance in mid-2006 and will provide gross cash proceeds of approximately $3.8 billion to the Group.

The Group now has a landbank of 4.78 million sq. ft. GFA for immediate development and a total of 20 million sq. ft. of agricultural land reserve pending conversion.

| Development projects | Attributable GFA (sq. ft.) |
|---|---|
| Hong Kong Island | 180,680 |
| Kowloon | 1,703,877 |
| NT excluding areas pending agricultural land conversion | 2,891,564 |
| Total | 4,776,121 |

| Agricultural landbank by location | Total land area (sq. ft.) | Attri. land area (sq. ft.) |
|---|---|---|
| Yuen Long | 14,025,000 | 12,210,000 |
| Shatin/Tai Po | 3,414,000 | 2,528,000 |
| Fanling | 2,310,000 | 2,310,000 |
| Sai Kung | 2,624,000 | 2,746,000 |
| Tuen Mun | 120,000 | 120,000 |
| Total | 22,493,000 | 19,914,000 |

The Group is in active discussions with the government on agricultural land conversion and is also seeking various sources to replenish its landbank, such as public auctions and tendering for development projects offered by Urban Renewal Authority and the two rail companies. The Group is now closely negotiating with the government on the conversion of two sites at Wu Kai Sha (烏溪沙) and Tai Po Tsai (大埔仔) to provide over 2 million sq. ft. GFA to the landbank for development.

Subject to market situation, the Group is expected to launch 4 projects, Lau Fau Shan project (流浮山項目), Prince Edward Road West project (太子道西項目), Belcher's Street project (卑路乍街項目) and Ma Tin Road project (馬田路項目) in 2006.

In addition, the Group also has three major projects in the pipeline. Three projects are the Black's Link, the service apartments of the Hanoi Road Redevelopment Project and the Hunghom Peninsular.

### Hong Kong Property Investment

The Group's gross rental income in Hong Kong for the period amounted to $502 million. New World Centre and New World Tower achieved higher contributions.

Since the opening of KCRC East Tsim Sha Tsui Station, the pedestrian flow of the subway connected with New World Centre and the Station increased by 29% from 310,000 in November 2004 to 400,000 in December 2005. Meanwhile, the Sogo Tsim Sha Tsui Store was opened in September 2005, attracting a large patronage; both occupancy and the rental rates for New World Centre grew satisfactorily.

Hong Kong's buoyant economy and the expanding scope of CEPA created higher demand for office space. Both the occupancies and the rental rates of our office portfolio are expected to be further benefited.

The rising number of visitors to Hong Kong enhanced the rental rates in prime tourist areas, like Tsim Sha Tsui. The 1.1-million sq. ft. GFA Tsim Sha Tsui Hanoi Road Redevelopment Project, which is scheduled to complete in 2007 and has a 350,000-sq.ft. shopping mall with direct access to MTR Tsim Sha Tsui Station, and will further enhance our rental portfolio.

### Hotels

Our hotel operations were benefited from the rising number of overseas and Chinese travellers to Hong Kong. The Group's hotels in Hong Kong, namely Grand Hyatt Hong Kong, Renaissance Harbour View Hotel and New World Renaissance Hotel, recorded an average occupancy of 84% and a 27% growth in the room rate during the period under review.

The Group's hotels in China achieved a double-digit growth in both the occupancy and room rate. Our four hotels in Southeast Asia have a moderate growth in contribution.

To further capture the booming tourist demand, the Group will build three more hotels in Hong Kong including the 380-room hotel at Hanoi Road Redevelopment Project, the 600-room hotel project at the Chinese University campus and the one million-sq. ft. GFA five-star hotel project at the New World Centre Extension.

## NWS HOLDINGS LIMITED ("NWSH")

### Infrastructure

Infrastructure operation maintained a stable contribution to the Group. Water projects and roads & expressways projects achieved excellent results in the reporting period.

Although the combined electricity sales of Zhujiang Power Plants increased by 2%, the contribution from Zhujiang Power dropped slightly mainly due to higher fuel cost. Performance of Macau Power was satisfactory with 10% increase in electricity sales.

Commencement of operations of Tianjin Tanggu Water Plant and Shanghai SCIP Water Treatment Plants in April 2005 and the impressive performance of Chongqing Water Plant contributed to the increase in the profit contribution. The average daily water sales volume of Macau Water Plant increased by 5% during the period under review. Performance of other water projects in Mainland China was satisfactory.

Performance of roads and expressways projects within the Pearl River Delta Region was outstanding. Average daily traffic flow of Guangzhou City Northern Ring Road, Sections I and II of Beijing-Zhuhai Expressway (Guangzhou-Zhuhai Section) increased by 10%, 7% and 13% respectively. In September 2005, the disposal of Roadway No. 1906 (Qingcheng Section) contributed a gain of approximately $65.7 million to NWSH.

In September 2005, NWSH entered into a letter of intent with China Rail Container Transport Corp. Ltd. and other independent third parties to set up a sino-foreign joint venture, in which NWSH will hold 22% interest, to develop, operate and manage 18 large-scale pivotal rail container terminals in 18 major cities of Mainland China. The terms of the joint venture agreement are under negotiations among all parties.

### Service

With the total number of guests reached 3.2 million, over 600 events held during the period under review, Hong Kong Convention and Exhibition Centre ("HKCEC") recorded satisfactory results. HKCEC is going to commence the extension plan which will see the total exhibition space increased by 30%.

ATL Logistics Centre ("ATL") recorded a stable profit with an average occupancy of 96%. Despite the modest growth in Hong Kong's container throughput in year 2005, ATL still maintained high space utilization and lease rental as the result of robust local economy.

Performance of the construction operations improved substantially during the period under review. While the construction industry in Hong Kong is still slow, the Group has successfully demonstrated its competitiveness and market-leading capability in securing a number of mega-sized projects, including casino and hotel projects in Macau.

The surge in fuel price and increase in interest rates have hindered the profitability of transport businesses. Stringent cost control measures are in place to relieve the pressure.

## NEW WORLD CHINA LAND LIMITED ("NWCL")

During the period under review, 207,238 sq. m. were sold to generate $1.3 billion cash proceeds to NWCL. 141,369 sq.m. of development properties and 41,902 sq.m. of investment properties were completed in the first half of FY2006. The total inventory as at 31 December 2005 amounted to 348,724 sq. m., down from 433,123 sq.m. as at 30 June 2005.

In the second half of FY2006, NWCL expects to complete 473,492 sq.m. of development properties and 197,256 sq.m. of investment projects in 2H FY2006. In particular, NWCL has completed 269,661 sq. m. of development properties after the end of 2005.

## NEW WORLD MOBILE HOLDINGS LIMITED ("NWMHL")

NWMHL reported a net loss during the period under review due to fierce market competition subsequent to the introduction of 3G services in Hong Kong. New World Mobility has strategically reduced its inactive prepaid subscriber base, which led to a decline of total subscriber number. In December 2005, the subscriber base of New World Mobility stood at 1.29 million, representing a decline of 4.4% compared to 1.35 million in June 2005.

The proposed merger between New World Mobility and Telstra CSL is expected to be completed by mid-2006, subject to the approval by the NWMHL EGM to be held on 24 March and the Office of the Telecommunications Authority. Upon completion, the merged company will be renamed as CSL New World Mobility Limited of which NWMHL will own 23.6%.



新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

# Interim Results Announcement 2005/2006

### New World Telecommunications ("NWT")

During the period under review, NWT reported a net loss due to intense competition in the fixed-line telecommunications market. To cope with the new competition landscape, NWT transformed from a traditional telecom carrier into a next generation IP and telecom service provider, offering a portfolio of voice, data and content services to both business customers and consumers.

### New World Department Stores Limited ("NWDS")

Four stores were opened in Lanzhou (蘭州), Wuhan (武漢), Shanghai (上海) and Shenyang (瀋陽) respectively during the period under review. As at December 2005, NWDS operations expanded to 21 stores across 11 cities in Mainland China and Hong Kong with a total GFA of 596,680 sq.m..

The Group plans to open five more stores in Xiamen (廈門), Shanghai, Chongqing (重慶), Wuhan and Changsha (長沙) by the end 2006.

### New World TMT Limited ("NWTMT")

The privatization of NWTMT has been approved in the NWTMT EGM held on 13 January 2006. The withdrawal of listing of NWTMT was effective from 21 February 2006.

The PrediWave litigation is in progress and the court trial is tentatively scheduled to commence in June 2006.

### New World China Enterprises Projects Limited ("NWCEP")

The mandate of NWCEP is to focus on strategic investments in industries and State-Owned Enterprises reforms and restructuring in China. NWCEP not only acts as investment manager for New World's industrial projects but also acts as project manager for a China-focused private equity fund, New World Liberty China Ventures Limited. The total size of investment currently managed by NWCEP is about US$186 million and spans over 20 projects.

NWCEP invested into Shinhint Acoustic Link Holdings Ltd in May 2005, which was successfully listed on the main board of the Hong Kong Stock Exchange on 14 July 2005.

## LIQUIDITY AND CAPITAL RESOURCES

| Net Debt (HK$ million) | 31 December 2005 | 30 June 2005 (Restated) |
|---|---|---|
| Consolidated net debt | 13,799.1 | 13,921.9 |
| NWSH (stock code: 0659) | 1,994.7 | 2,333.5 |
| NWCL (stock code: 0917) | 961.4 | (1,030.4) |
| NWMHL (stock code: 0862) | (87.8) | (14.0) |
| Consolidated net debt (excluding listed subsidiaries) | 10,930.8 | 12,632.8 |

As at 31 December 2005, the Group's cash and bank balances amounted to HK$9,503.6 million (30 June 2005: HK$12,128.7 million). Its consolidated net borrowing amounted to HK$13,799.1 million, a decrease of HK$122.8 million as compared with 30 June 2005. Net gearing ratio as at 31 December 2005 was 26.1%.

The Group maintained a balanced debt profile with adequate risk diversification through a mix of fixed and floating rate debt. Approximately 82% of the debt profile is at floating rate.

The Group's non-current borrowings and current borrowings as at 31 December 2005 were HK$15,739.1 million and HK$7,563.5 million respectively. The maturity of non-current borrowings as at 31 December 2005 is as follows:

| | HK$ million |
|---|---|
| In the second year | 6,707.1 |
| In the third to fifth year | 6,493.0 |
| After the fifth year | 2,539.0 |
| | 15,739.1 |

Shareholders' funds for the Group as at 31 December 2005 increased to HK$52,836.8 million against HK$51,316.4 million as restated as of 30 June 2005.

As at 31 December 2005, the Group has contingent liabilities of approximately HK$7,091.5 million (30 June 2005: HK$7,249.1 million) relating to guarantees for performance bonds in respect of construction contracts and corporate guarantees given in respect of bank loan facilities extended to certain associated companies and jointly controlled entities and indemnity to non-wholly owned subsidiaries for PRC tax liabilities.

As at 31 December 2005, the Group's property, plant and equipment, investment properties, land use rights, properties held for development, properties under development, construction in progress, available for sale financial assets, stocks and bank deposits of HK$16,764.2 million (30 June 2005: HK$21,216.2 million) have been pledged as securities for short term and long term loans.

On 10 December 2005, the Company entered into a placing agreement with the placing agent to place 107,000,000 shares to independent third parties at a price of HK$11.50 per share and the net proceeds from the placing were approximately HK$1,214.0 million. The placing was completed on 16 January 2006. The placing will further strengthen the capital base and financial position of the Company which can facilitate the Group's on going business development.

## CORPORATE GOVERNANCE

### Code on corporate governance practices

Corporate governance has always been one of the Group's highest priorities. Throughout the six months ended 31 December 2005, the Group has complied with the Code of Corporate Governance Practices contained in Appendix 14 of the Listing Rules except for the following deviations:–

Moreover, as required under code provision A.5.4. of the CGP Code, the Board should establish written guidelines on no exacting terms than the Model Code as set out in Appendix 10 of the Listing Rules for relevant employees in respect of their dealing in the securities of the Company. The Board has established guidelines for employees in respect of their dealings in the securities of the Company as set out in the handbook for "Corporate Policy on Staff Responsibility" but they are not on no less exacting terms than the Model Code. The deviation is mainly due to the fact that the Company currently has over 47,000 employees and operates diversified businesses, it will cause immense administrative burden for processing written notifications from the relevant employees by the Company.

### Model code for securities transactions by directors

The Group has adopted a code of conduct regarding directors' securities transactions on terms no less exacting than the required standard of the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") set out in Appendix 10 of the Listing Rules. The Group has confirmed with the directors that they have complied with the required standard set out in the Model Code and its code of conduct regarding directors' securities transactions.

### Investor Communication

The Group highly values investor communication and maintains dialogue with the investment community through site visits, investment forums and overseas roadshows in New York, Boston, London, Edinburgh, Singapore, Tokyo and Kuala Lumpur. Our wide embracing activities have allowed the investing public to develop a better understanding of the Group's strategies and development plans. Realising the growing investor interests in our various listed divisions, the Group will continue to enhance corporate transparency.

## CORPORATE CITIZENSHIP

The Group is strongly committed to enhance corporate citizenship by encouraging employees to offer volunteer services, employing underprivileged individuals, sharing business expertise and partnering with social service groups.

New World Development Company Limited and its 25 group companies have been awarded the 2005/06 Caring Company Logo by the Hong Kong Council of Social Service. This is to recognise their contribution and outstanding performance in corporate social responsibility.

## EMPLOYEES

The Group has over 47,000 employees at 31 December 2005. Remuneration policies are reviewed annually. Remuneration and bonuses are awarded to employees based on individual performances and market practices. Education subsidies will be granted to employees who are taking job-related courses. Periodic in-house training programs are also offered. Under the share option schemes of NWCL, NWSH and NWMHL options may be granted to certain Directors of the Company and certain employees of the Group to subscribe for shares in NWCL and/or NWSH and/or NWMHL.

## OUTLOOK

Under the implementation of the three phases of CEPA and strengthening Pan-Pearl River Delta cooperation, Hong Kong economic is growing in steady pace. Meanwhile, the rising labour income and improving employment conditions cause a solid growth of private consumption expenditure. The local property market is benefited by all these positive signals. Meanwhile, the expanding tourism demand which is boosted by the strengthening regional economic environment, will benefit the Group's rental business and hotel operation.

According to the latest figure released by the Economist Intelligence Unit in early March, 8.6% GDP growth in China is expected in 2006. The resilient economic growth, stable increase of average income per capita and the expectation of RMB appreciation support the stable growth of real estate market in Mainland China. NWCL is in the best position to take advantage of this market trend, given the company's exposure in the downtown areas of the key cities. Our recent re-branding exercise strengthens the NWCL brand equity which is one of the key success factors as a leading property developer.

Infrastructure projects continue to be a driving contributor to the Group. In early 2006, NWSH signed a contract to form an investment company with the Chongqing Water Holding (Group) to explore water projects in the area. A framework agreement was signed in March 2006 between NWSH and the Wenzhou Port Group to develop the multi-purpose berths in Zhuangyuanao, Zhejiang. The project is expected to be operational in early 2008.

Both NWM and NWT will continue to operate under fierce competition. The Group expects difficulties in improving contributions from these two businesses.

NWDS will tap the booming consumer market in Mainland China by extending its footprints across the country.

While striving for positive results and improved profitability, the Group will closely monitor the effects from the rising interest rate & high fuel costs and realign corporate strategy accordingly.

**Dr. Cheng Kar-Shun, Henry**
**Managing Director**
**Hong Kong, 15 March 2006**

*At the date of this announcement: (a) the executive directors of NWD are Dato' Dr. Cheng Yu Tung, Dr. Cheng Kar Shun, Henry, Dr. Sin Wai Kin, David, Mr. Liang Chong Hou, David and Mr. Leung Chi Kin, Stewart; (b) the non-executive directors of NWD are Mr. Cheng Yue Pui, Mr. Cheng Kar Shing, Peter, Mr. Chow Kwai Cheung, Mr. Ho Hau Hay, Hamilton and Mr. Liang Cheung Biu, Thomas, and; (c) the independent non- executive directors of NWD are Lord Sandberg, Michael, Mr. Yeung Ping Leung, Howard, Dr. Cha Mou Sing, Payson, JP (alternate director to Dr. Cha Mou Sing, Payson: Mr. Cha Mou Zing, Victor) and Mr. Lee Luen Wai, John, JP.*